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HOUSTON		OMAN
AUSTIN		A GCC REPRESENTATIVE OFFICE
HANOI		OF DUANE MORRIS
HO CHI MINH CITY
ALLIANCES IN MEXICO
AND SRI LANKA

May 15, 2019

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Draft Registration Statement

100 F Street, N.E.

Washington, DC 20549

Re:                             Re:  Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Annovis Bio, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2018.  Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please direct all notices, comments and communications with respect to this confidential submission to each of the following persons:

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

Maria Maccecchini, Ph.D.

President and Chief Executive Officer

Annovis Bio, Inc.

1055 Westlakes Drive, Suite 300

Berwyn, PA  19312

(610) 727-3913

Duane Morris LLP

Attention: John W. Kauffman

30 South 17th Street

Philadelphia, PA 19103

Telephone: (215) 979-1227

Facsimile: (215) 689 2724

Email: jwkauffman@duanemorris.com

Please contact the undersigned at (215) 979-1227 email address above if you have any questions regarding the foregoing.

Sincerely,

/s/ John W. Kauffman
John W. Kauffman

JWK